Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: + 1-212-455-2000 FACSIMILE: + 1-212-455-2502

Direct Dial Number +1-212-455-2945	E-mail Address mwolfson@stblaw.com

July 29, 2020

Re:	Global Blue Group Holding AG (the “Company”)

Registration Statement on Form F-4, as amended

Filed February 24, 2020, June 19, 2020, July 8, 2020, July 17, 2020 and July 23, 2020

File No. 333-236581 (the “Registration Statement”)

Mr. Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

cc:	Ms. Christine Dietz

Dear Mr. Kauten:

This letter is sent in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) orally communicated to us on a call on July 24, 2020 regarding our response letter dated July 23, 2020, submitted on behalf of the Company, during which it was discussed that Question 5 of the Staff’s comment letter dated July 22, 2020 remains open. We provided a response letter on behalf of the Company dated July 26, 2020 to provide additional information. After further discussion with the Staff by representatives of the Company, in order to resolve the comment, the Company proposes to amend the Registration Statement to restate the Company’s financial statements for the financial year ended March 31, 2020. Accordingly, and as discussed with the Staff to expedite their review, attached in the Appendix are the key changes to the financial statements and related disclosures, which would be included in a subsequent amendment of the Registration Statement along with corresponding conforming changes throughout the Registration Statement. The subsequent amendment to the Registration Statement will also contain the Company’s responses to the Staff’s letter dated July 27, 2020, which are not reflected in the Appendix.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP
Jeff Kauten	-2-	July 29, 2020

If you have any questions or would like further information concerning the foregoing or the attachments, please do not hesitate to contact me. Thank you for your time and consideration.

Very truly yours,

/s/ Michael Wolfson

Michael Wolfson

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP

Appendix: Key Changes to Registration Statement

1 Audit Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Blue Group AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Global Blue Group AG and its subsidiaries (the “Company”) as of March 31, 2020, 2019 and 2018, and the related consolidated income statements of comprehensive income, statements of cash flows and statements of changes in equity for each of the three years in the period ended March 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2020 financial statements to correct errors.

Change in Accounting Principle

As discussed in Notes 3 and 13 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – COVID-19

As discussed in Note 44 to the consolidated financial statements, in March 2020 the COVID-19 outbreak was recognized as a pandemic, with governments taking preventative measures, including imposing restrictions on international travel and closure of all non-essential stores. These measures have negatively impacted the Company’s business and recent results of operations and financial condition. At this point, the Company cannot reasonably estimate the duration and severity of this pandemic, which could have a significant negative impact on the Company’s business, results of operations, financial position and cash flows in the year ending March 31, 2021.

Geneva, Switzerland

July [29], 2020

We have served as the Company’s or its predecessors’ auditor since 2010.

2 Primary Financial Statements

CONSOLIDATED INCOME STATEMENT

		Restated
(€ thousands)	Notes	2019/20	2018/19	2017/18
Total revenue	6	420,400	412,956	421,444

Operating expenses	7	(379,201)	(354,433)	(361,587)

Operating Profit		41,199	58,523	59,857
Finance income	11	5,309	2,825	2,394
Finance costs	11	(37,158)	(31,505)	(34,519)

Net finance costs	11	(31,849)	(28,680)	(32,125)

Profit before tax		9,350	29,843	27,732
Income tax expense	12	(7,681)	(22,956)	(8,254)

Profit for the year		1,669	6,887	19,478

Profit / (loss) attributable to:
Owners of the parent		(3,532)	2,350	15,683
Non-controlling interests		5,201	4,537	3,795

Profit for the year		1,669	6,887	19,478

Basic Profit / (loss) per share	15	(0.09)	0.06	0.39

Diluted Profit / (loss) per share	15	(0.09)	0.06	0.39

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Restated
(€ thousands)	Notes	2019/20	2018/19	2017/18
Profit for the year		1,669	6,887	19,478
Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss:
Remeasurements on post-employment benefit obligations	30	(2,162)	428	319
Income tax effect	12	307	(74)	(3)

		(1,855)	354	316
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation differences		(9,168)	1,854	(10,027)
Cash flow hedges	24		—	902

		(9,168)	1,854	(9,125)

Other comprehensive income / (loss) for the year, net of tax		(11,023)	2,208	(8,809)

Total comprehensive income / (loss) for the year		(9,354)	9,095	10,669

Attributable to:
Owners of the parent		(14,237)	4,502	7,456
Non-controlling interest		4,883	4,593	3,213

Total comprehensive income / (loss) for the year		(9,354)	9,095	10,669

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Restated
(€ thousands)	Notes	31 Mar 2020	31 Mar 2019	31 Mar 2018
ASSETS
Non-current assets
Property, plant and equipment	13,16	51,355	56,213	9,854
Intangible assets	17	631,002	695,622	750,499
Deferred income tax asset	29	12,349	10,864	9,408
Investments in associates and joint ventures	41	2,895	2,444	—
Other non-current receivables	18	15,170	12,703	13,360

		712,771	777,846	783,121
Current assets
Trade receivables	20	141,306	249,331	266,072
Other current receivables	21	33,760	49,247	33,563
Derivative financial instruments		742	—	—
Income tax receivables		1,573	3,612	23,242
Prepaid expenses	22	7,919	15,045	10,893
Cash and cash equivalents	23	226,139	104,072	50,674

		411,439	421,307	384,444

Total assets		1,124,210	1,199,153	1,167,565
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Ordinary shares	24	341	341	341
Share premium	24	391,856	391,856	391,856
Other reserves	24	(11,881)	(1,201)	(5,635)
Accumulated losses		(317,195)	(312,455)	(305,856)

		63,121	78,541	80,706
Non-controlling interests	25	8,376	8,426	8,905

Total equity		71,497	86,967	89,611
Liabilities
Non-current liabilities
Non Convertible Equity Certificates	26	4,891	4,494	1,591
Loans and borrowings	27	624,595	622,398	612,793
Derivative financial instruments		—	176	174
Other long term liabilities	28	29,753	34,498	3,810
Deferred income tax liabilities	29	34,564	49,376	63,850
Post-employment benefits	30	7,962	5,062	5,407
Provisions for other liabilities and charges	31	2,235	1,746	1,485

		704,000	717,750	689,110
Current liabilities
Trade payables	32	237,319	263,720	268,388
Other current liabilities	33	45,236	58,888	34,072
Accrued liabilities	34	41,833	39,970	44,968
Current income tax liabilities		23,244	29,756	38,444
Loans and borrowings	27	1,081	2,102	2,972

		348,713	394,436	388,844

Total liabilities		1,052,713	1,112,186	1,077,954

Total equity and liabilities		1,124,210	1,199,153	1,167,565

CONSOLIDATED STATEMENT OF CASH FLOWS

		Restated
(€ thousands)	Notes	2019/20	2018/19	2017/18
Profit before tax		9,350	29,843	27,732
Depreciation and amortisation	9	113,581	105,133	86,719
Net financial costs	11	31,849	28,680	32,125
Other non cash items	35	2,939	1,205	18,690
Net deductible financial costs	35	(4,772)	(1,071)	(1,673)
Income tax paid		(28,100)	(28,292)	(24,748)
Interest paid		(24,567)	(24,479)	(26,759)
Payment of provisions	31	—	(17)	(4,517)
Changes in working capital	36	88,980	3,338	(22,578)

= Net cash from operating activities (A)		189,260	114,341	84,991
Purchase of tangible assets	16	(5,550)	(6,800)	(5,950)
Purchase of intangible assets	17	(32,181)	(26,615)	(20,612)
Acquisition of subsidaries net of cash acquired		—	(5,467)	2,312
Acquisition of non-current financial assets	18,41	(7,856)	(1,541)	(2,622)
Divestiture of non-current financial assets	18	2,867	147	110

= Net cash used in investing activities (B)		(42,720)	(40,276)	(26,762)
Proceeds from issuance of share capital	24	—	—	85
Repurchase of CPECs	24	—	—	(113,811)
Acquisition of shares and NC-PECs issued by subsidaries		(2,096)	(1,029)	(2,557)
Principal elements of lease payments	13	(15,266)	(14,154)	—
Dividends paid to non-controlling interests	25	(4,846)	(3,881)	(3,507)

= Net cash used in financing activities (C)		(22,208)	(19,064)	(119,790)
Net foreign exchange difference (D)		(1,198)	(557)	(2,335)

=Net increase (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		123,134	54,444	(63,896)
Cash and cash equivalents at beginning of period	23	104,072	50,674	111,687
Cash and cash equivalents at end of period	23	226,139	104,072	50,674
Net change in bank overdraft facilities		(1,066)	(1,046)	2,883

= NET CHANGE IN CASH AND CASH EQUIVALENTS		123,134	54,444	(63,896)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ thousands)	Notes	Issued capital	Share premium	Other reserve	Cash flow hedge reserves	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Total	Non- controlling interests	Total
Balance as at 31 March 2019	24	341	391,856	9,890	—	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Balance as at 1 April 2019		341	391,856	9,890	—	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit/(loss) for the year Restated		—	—	—	—	—	—	(3,532)	(3,532)	5,201	1,669
Other comprehensive income/(loss)	24	—	—	—	—	(8,897)	(1,807)	—	(10,704)	(318)	(11,021)

Total comprehensive income/(loss) Restated		—	—	—	—	(8,897)	(1,807)	(3,532)	(14,235)	4,883	(9,352)
Dividends	25	—	—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Total contribution by and distribution to owners of the parent, recognised directly in Equity		—	—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Decrease in scope of consolidation		—	—	—	—	—	—	16	16	—	16
Capital increase		—	—	—	—	—	—	(2)	(2)	—	(2)
FX effect of the acqusition to be cancelled		—	—	—	—	—	—	—	—	(16)	(16)
Restatement to hyperinflation (2)		—	—	—	—	—	—	(959)	(959)	—	(959)
Other transactions		—	—	24	—	—	—	(199)	(175)	(71)	(246)

Total transactions with owners of the parent, recognised directly in equity		—	—	24	—	—	—	(1,144)	(1,120)	(87)	(1,207)

Balance as at 31 March 2020 Restated	24	341	391,856	9,914	—	(19,469)	(2,326)	(317,195)	63,121	8,376	71,497

(1)	The effect of EUR0.9m in the line “Restatement to hyperinflation” is a result of the hyperinflation in Argentina.

As at 31 March 2020 the share capital comprised of 40,000,000 shares with a nominal value of EUR0.009 each.

(€ thousands)	Notes	Issued capital	Share premium	Other reserve	Cash flow hedge reserves	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Total	Non- controlling interests	Total
Balance as at 31 March 2018	24	341	391,856	7,607	—	(12,339)	(903)	(305,856)	80,706	8,905	89,611
Changes in accounting policies (IFRS 9)		—	—	—	—	—	—	(7,406)	(7,406)	—	(7,406)
Balance as at 1 April 2018		341	391,856	7,607	—	(12,339)	(903)	(313,262)	73,300	8,905	82,205
Profit/(loss) for the year		—	—	—	—	—	—	2,350	2,350	4,537	6,887
Other comprehensive income/(loss)	24	—	—	—	—	1,767	384	—	2,151	57	2,208
Total comprehensive income		—	—	—	—	1,767	384	2,350	4,501	4,594	9,095

Dividends	25	—	—	—	—	—	—	(5)	(5)	(3,881)	(3,886)
Total contribution by and distribution to owners of the parent, recognised directly in Equity		—	—	—	—	—	—	(5)	(5)	(3,881)	(3,886)
Impact from the changes in % of ownership held (1)		—	—	—	—	—	—	456	456	(1,810)	(1,354)
Increase in scope of consolidation		—	—	—	—	—	—	—	—	633	633
FX effect of the acqusition to be cancelled		—	—	—	—	—	—	20	20	(15)	5
Restatement to hyperinflation (2)		—	—	2,283	—	—	—	(2,430)	(147)	—	(147)
Other transactions		—	—	—	—	—	—	416	416	—	416

Total transactions with owners of the parent, recognised directly in equity		—	—	2,283	—	—	—	(1,538)	745	(1,192)	(447)

Balance as at 31 March 2019	24	341	391,856	9,890	—	(10,572)	(519)	(312,455)	78,541	8,426	86,967

(1)

The effect for the financial year 2018/19 of EUR(1.8)m and (EUR0.7m at 31 March 2018) in the line “Impact from the changes in % of ownership held” is a result of the capital decrease and ownership change in IRIS Global Blue Malaysia (Note 38).

(2)

The effect of EUR2.3m in the line “Restatement to hyperinflation” is a result of the hyperinflation in Argentina (Note 24). As at 31 March 2019 the share capital comprised of 40,000,000 shares with a nominal value of EUR0.009 each.

(€ thousands)	Notes	Issued capital	Share premium	Other reserve	Cash flow hedge reserves	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Total	Non- controlling interests	Total
Balance as at 1 April 2017	24	1,764	91,106	298,974	(859)	(2,870)	(1,272)	(197,976)	188,867	7,305	196,172
Profit/(loss) for the year		—	—	—	—	—	—	15,683	15,683	3,795	19,478
Other comprehensive income/(loss)	24	—	—	—	900	(9,449)	322	—	(8,227)	(581)	(8,808)
Total comprehensive income		—	—	—	900	(9,449)	322	15,683	7,456	3,214	10,670

Issue of share capital	24	897	76,300	—	—	—	—	—	77,197	—	77,197
Conversion of Convertible Preferred
Equity Certificates into shares	24	—	—	(46,774)	—	—	—	(30,423)	(77,197)	—	(77,197)
Redemption of Convertible Preferred
Equity Certificates	24	—	—	(22,561)	—	—	—	(91,250)	(113,811)	—	(113,811)
Dividends	25	—	—	—	—	—	—	—	—	(3,507)	(3,507)

Total contribution by and distribution to owners of the parent, recognised directly in Equity	24	897	76,300	(69,335)	—	—	—	(121,673)	(113,811)	(3,507)	(117,318)

Effects of the capital reorganisation	24	(2,320)	224,450	(222,032)	—	—	—	—	98	—	98
Acquisition (-) / Sale (+) of shares from Management		—	—	—	—	—	—	(1,231)	(1,231)	—	(1,231)
Acquisition of non-controlling interest in IRIS Global Blue Malaysia		—	—	—	—	—	—	—	—	1,221	1,221
Impact from the changes in % of ownership held (1)		—	—	—	(41)	(20)	47	(658)	(672)	672	—

Total transactions with owners of the parent, recognised directly in equity		—	—	—	(41)	(20)	47	(1,889)	(1,903)	1,893	(10)

Balance as at 31 March 2018	24	341	391,856	7,607	—	(12,339)	(903)	(305,856)	80,706	8,905	89,611

As at 31 March 2018 the share capital comprised of 40,000,000 shares with a nominal value of EUR0.009 each.

3 Restatement Note

NOTE 1 – CORPORATE INFORMATION

Global Blue Group AG (‘the Company’ or ‘Global Blue’) and its subsidiaries (together ‘the Group’) provide technology-enabled transaction processing services for merchants, banks, governments and travellers. The Group has operating subsidiaries around the world.

The Company is a partnership limited by shares incorporated on 16 March 2018. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-218.820.653 Global Blue Group AG is the ultimate parent of the Group.

These group consolidated financial statements, previously issued 23 June 2020, were restated to reflect the matters described below in the section “Restatement of Previously Issued Consolidated Financial Statements”. These restated financials statements were authorized for issue by the Directors of the Company on [29] July 2020.

The consolidated financial statements of Global Blue Group AG have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Thousands of Euros (EURk).

The principal activities of the Group are described in Note 2.

Owners’ structure

Global Blue Group AG is the ultimate holding company for the Group.

On 16 January 2020 Global Blue announced it will become a publicly traded company on the New York Stock Exchange through a merger with Far Point Acquisition Corporation (NYSE: FPAC), a special purpose acquisition company co-sponsored by the institutional asset manager Third Point LLC and former NYSE President Thomas W. Farley. The new public company will be incorporated in Switzerland and will trade as Global Blue under ticker symbol NYSE: “GB” upon closing. The transaction is expected to close before or by 31 August 2020 and is subject to approval by FPAC stockholders and other customary closing conditions, including regulatory approvals.

Restatement of Previously Issued Consolidated Financial Statements

The Company has restated its previously issued consolidated financial statements for the year ended March 31, 2020 (authorized on 23 June 2020) to reflect the correction of errors related to 1) an incorrect impairment of goodwill associated with its Refund Suisse business, 2) an understatement of the estimated trade receivables loss allowance, and 3) an overstatement of share based payment expense. A description of the adjustments and their impact on the previously issued financial statements are included below.

Refund Suisse did not meet certain financial targets which would require payments under contingent consideration associated with the acquisition (see Note 38), thus resulting in no payment being required by the Company. As a result, the Company released the contingent consideration liability against the P&L and impaired associated goodwill which was recorded as part of the original purchase price allocation in 2018. Given that Refund Suisse forms part of the TFSS CGU, which has significant headroom, the impairment of €1,551k was incorrect and should not have been recorded. The effect of this correction was a €1,551k decrease in operating expenses and associated increase in intangible assets. In addition, the Company has adjusted its estimated trade receivables loss allowance related to certain European TFSS jurisdictions where the Company had under-provisioned. The effect of this correction was a €910k increase in operating expenses and associated decrease in current trade receivables. Separately, the Company has corrected an assumption in its share-based payment expense calculation. The effect of this correction was a €281k decrease in operating expenses and associated other current liabilities. The combined effect of these adjustments is to increase operating income by €922k. The restatement also reflects the applicable adjustment for income taxes.

In evaluating the aggregated effects of the errors to these previously issued consolidated financial statements in accordance with IAS 8 – Accounting Policies, Accounting Estimates and Errors (“IAS 8”), the Company has decided to restate its previously issued consolidated financial statements for the financial year ended 31 March 2020. The restatement did not have an effect on the preceding periods.

All financial information and relevant disclosures presented in the accompanying notes have been corrected and restated to reflect the correction of these errors.

The following tables present the effect of the aforementioned revisions on the Company’s consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, and consolidated statement of changes in equity.

Restatement of Consolidated Income Statement

	2019/20
(€ thousands)	As Reported	Adjustment	Restated
Total revenue	420,400	—	420,400
Operating expenses	(380,123)	922	(379,201)

Operating Profit	40,277	922	41,199

Profit before tax	8,428	922	9,350

Income tax expense	(7,899)	218	(7,681)

Profit for the year	529	1,140	1,669

Profit / (loss) attributable to:
Owners of the parent	(4,672)	1,140	(3,532)

Basic Profit / (loss) per share	(0.12)	0.03	(0.09)

Diluted Profit / (loss) per share	(0.12)	0.03	(0.09)

Restatement of Consolidated Statement of Comprehensive Income

	2019/20
(€ thousands)	As Reported	Adjustment	Restated
Profit for the year	529	1,140	1,669

Total comprehensive income / (loss) for the year	(10,494)	1,140	(9,354)

Attributable to:
Owners of the parent	(15,377)	1,140	(14,237)

Restatement of Statement of Financial Position

	2019/20
	As Reported	Adjustment	Restated
Intangible assets	629,451	1,551	631,002
Deferred income tax asset	12,131	218	12,349

Non-current assets	711,002	1,769	712,771
Trade receivables	142,216	(910)	141,306

Current assets	412,349	(910)	411,439
Total assets	1,123,351	859	1,124,210

Equity attributable to owners of the parent
Accumulated losses	(318,335)	1,140	(317,195)

Total equity	70,357	1,140	71,497

Other current liabilities	45,517	(281)	45,236
Current liabilities	348,994	(281)	348,713

Total liabilities	1,052,994	(281)	1,052,713

Total equity and liabilities	1,123,351	859	1,124,210

Restatement of Consolidated Statement of Cash Flows

	2019/20
(€ thousands)	As Reported	Adjustment	Restated
Profit or (loss) before tax
Profit before tax	8,428	922	9,350
Other non cash items	4,771	(1,832)	2,939
Change in working capital	88,070	910	88,980

Net cash from operating activities	189,260	—	189,260

Net Change in Cash and Cash Equivalents	123,134	—	123,134

Restatement of Consolidated Statement of Changes in Equity

	As Reported			Adjustments			Restated
(€ thousands)	Accumulated Losses	Total (pre- NCI)	Total (post- NCI )	Accumulated Losses	Total (pre- NCI)	Total (post- NCI)	Accumulated Losses	Total (pre- NCI)	Total (post- NCI)
Balance as at 31 March 2019	(312,455)	78,541	86,967	—	—	—	(312,455)	78,541	86,967

Balance as at 1 April 2019	(312,455)	78,541	86,967	—	—	—	(312,455)	78,541	86,967

Profit/(loss) for the year	(4,672)	(4,672)	529	1,140	1,140	1,140	(3,532)	(3,532)	1,669

Total comprehensive income/loss	(4,672)	(15,376)	(10,493)	1,140	1,140	1,140	(3,532)	(14,236)	(9,353)
Balance as at 31 March 2020	(318,335)	61,981	70,357	1,140	1,140	1,140	(317,195)	63,121	71,497

4 Goodwill Note

NOTE 17 – INTANGIBLE ASSETS

	Restated
			Customer	Other int.
(€ thousands)	Goodwill	Trademarks	relationships	assets	Software	Total
Opening balance at 1 April 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	6,059	1,406	24,716	32,181
Disposals	—	—	—	(11)	(762)	(773)
Reclassifications	—	—	—	17	(3)	14
Exchange differences	(1,961)	(146)	(363)	(171)	(3,067)	(5,708)

Accumulated acquisition values	411,538	45,795	666,021	9,240	101,908	1,234,502
Opening balance at 1 April 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortisation	—	(2,237)	(71,325)	(1,203)	(17,165)	(91,930)
Disposals	—	—	—	10	586	596
Adjustments due to changes in accounting policies	—	—	(2)	—	—	(2)
Exchange differences	—	—	66	82	1,795	1,943

Accumulated amortization	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Opening balance at 1 April 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Impairment	—	—	—	—	(1,023)	(1,023)
Exchange differences	82	—	—	—	—	82

Accumulated impairment	(2,027)	—	—	(498)	(2,574)	(5,099)

Net book value at 31 March 2020	409,511	28,645	132,472	1,465	58,909	631,002

(€ thousands)
			Customer	Other int.
	Goodwill	Trademarks	relationships	assets	Software	Total
Opening balance at 1 April 2018	405,937	45,926	664,849	7,117	57,432	1,181,261
Acquisition of subsidiaries	7,038	—	—	13	52	7,103
Purchases	169	—	1,862	862	23,722	26,615
Disposals	—	—	—	(569)	(434)	(1,003)
Reclassifications	—	—	—	458	9	467
Adjustments due to changes in accounting policies	—	1	(6,604)	—	—	(6,603)
Exchange differences	355	14	218	118	243	948

Accumulated acquisition values	413,499	45,941	660,325	7,999	81,024	1,208,788
Opening balance at 1 April 2018	—	(12,676)	(395,073)	(4,912)	(14,308)	(426,969)
Amortisation	—	(2,237)	(70,332)	(1,246)	(11,343)	(85,158)
Disposals	—	—	—	564	73	637
Reclassifications	—	—	—	(507)	—	(507)
Adjustments due to changes in accounting policies	—	—	3,155	—	—	3,155
Exchange differences	—	—	(38)	(65)	(63)	(166)

Accumulated amortization	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Opening balance at 1 April 2018	(2,040)	—	—	(498)	(1,255)	(3,793)
Impairment	—	—	—	—	(296)	(296)
Exchange differences	(69)	—	—	—	—	(69)

Accumulated impairment	(2,109)	—	—	(498)	(1,551)	(4,158)

Net book value at 31 March 2019	411,390	31,028	198,037	1,335	53,832	695,622

(€ thousands)
			Customer	Other int.
	Goodwill	Trademarks	relationships	assets	Software	Total
Opening balance at 1 April 2017	406,552	46,102	663,208	6,084	43,106	1,165,052
Acquisition of subsidiaries	2,054	—	—	—	33	2,087
Purchases	—	—	2,091	747	17,774	20,612
Disposals	—	—	—	(6)	(468)	(474)
Reclassifications			—	537	(9)	528
Exchange differences	(2,669)	(176)	(450)	(245)	(3,004)	(6,544)

Accumulated acquisition values	405,937	45,926	664,849	7,117	57,432	1,181,261
Opening balance at 1 April 2017	—	(10,439)	(323,500)	(3,612)	(7,998)	(345,549)
Amortisation	—	(2,237)	(71,608)	(863)	(7,496)	(82,204)
Disposals	—	—	—	6	452	458
Reclassifications		—	—	(537)	(6)	(543)
Exchange differences	—	—	35	94	740	869

Accumulated amortization	—	(12,676)	(395,073)	(4,912)	(14,308)	(426,969)
Opening balance at 1 April 2017	—	—	—	(498)	(1,255)	(1,753)
Impairment	(2,019)	—	—	—	—	(2,019)
Reversal of impairment	—	—	—	—	—	—
Exchange differences	(21)	—	—	—	—	(21)

Accumulated impairment	(2,040)	—	—	(498)	(1,255)	(3,793)

Net book value at 31 March 2018	403,897	33,250	269,776	1,707	41,869	750,499

Goodwill

Management reviews the business performance based on a product perspective. TFSS & AVPS have been identified as the main product groups and the Group’s operating segments. Goodwill is monitored by the management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(€ thousands)
	Restated 31
Goodwill	March 2020	31 March 2019	31 March 2018
TFSS	360,311	360,721	353,700
AVPS	49,200	50,669	50,197

Total	409,511	411,390	403,897

The recoverable amount of all Cash Generating Units (CGU) has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on management’s current view, including an assessment of the impact of COVID-19 on the Company’s industry at the time of the goodwill impairment analysis at 31 March 2020. As detailed in Note 26, the ultimate COVID-19 impact on the Company cannot be accurately and reasonably quantified at this time.

Management determined forecasted revenue based on past performance and their current expectations of market development, specifically tourist arrivals (volume). The growth rates used are supported with the forecasts included in recent tourism industry reports.

The key assumptions used for the value-in-use calculations are as follows:

•	Pre-tax discount rate of 9.91% (8.78% in 2018/19, 7.44% in 2017/18), for both CGUs.

•

Average revenue growth (“CAGR”) for the company over a five-year period of 6.3% (5.2% in 2018/19), comprising of the ongoing slowdown followed by an assumed recovery. For the purpose of the goodwill impairment test, the Company illustratively assumed a COVID-19 impact on near-term industry volumes, followed by a recovery. In particular, it was assumed that depressed volumes experienced in April 2020 would generally persist for most of the financial year ending 31 March 2021, resulting in revenue being meaningfully down compared to the prior year, with the associated flow-through to cash flows. A near total recovery to pre-COVID revenue levels was assumed for the financial year ending 31 March 2022, with full recovery in the subsequent three financial years.

•	After the business plan period, an assumed long-term growth rate of 2% (2% in 2018/19, 2% in 2017/18).

Though the TFSS and AVPS segments offer different solutions, the underlying driver of both is international travel and extra-regional transactions. As such, the same key assumptions have been applied to both CGUs.

The calculations and the cash flow projections are stress-tested using a sensitivity analysis; such analysis is a key element when there are changes to the circumstances, such as the ongoing impact of COVID-19. Changes of the parameters, including, for example, a (i) 5-percentage point increase in the discount rate or (ii) negative 2.5% CAGR over the five-year period (that is, a total revenue decline over the period of more than 10% relative to the financial year ending 31 March 2020), in addition to the financial year ending 31 March 2021 being meaningfully down compared to the prior year, , would not result in an impairment given the significant headroom.

Trademarks

Trademarks were classified as intangible assets with a definite useful life. The fair value of trademarks in the PPA is determined by calculating its value-in-use, being “Relief from Royalty” method for the asset. The net book value as of 31 March 2020 was EUR 28.6m (EUR 31.0m as of 31 March 2019, EUR 33.2m as of 31 March 2018).

No impairment tests have been performed for Trademarks as there were no indications of impairment.

The assets will be fully amortised by July 2032.

Customer Relationships

As part of business combinations in 2013 and 2016 new intangibles were identified and are collectively defined as customer relationship contracts with a net book value as of 31 March 2020 of EUR 123.6m (EUR 194.9m as of 31 March 2019, EUR 263.9m as of 31 March 2018). The customer relationships have been split across the operating segments:

(€ thousands)
				PPA initial
Customer relationships	31 March 2020	31 March 2019	31 March 2018	valuation
TFSS	117,479	181,824	246,169	610,789
AVPS	6,113	13,083	17,776	44,256

Total	123,592	194,907	263,945	655,045

No impairment tests have been performed for Customer Relationships as there were no indications of impairment.

TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments. These will be fully amortised by September 2036.

The Customer relationships table includes the effects of the implementation of IFRS 15, which resulted in a decrease in the gross amount of the Customer relationships of EUR6.6m and the associated accumulated amortization of EUR3.2m upon implementation. These changes are due to the change in revenue recognition approach regarding certain limited payments for contracts with customers detailed in Note 3 and Note 22.

As at 1 April 2018, the application of IFRS 15 did not have any material impact on the opening balance of the retained earnings as the advance payments to customers have been recognized as contract assets.

Other intangible assets

Other intangibles include licenses acquired and software purchased from external parties.

Software

Software consists of IT software internally developed for TFSS and AVPS businesses and is amortised over a 3-year period. It also includes the platform software, that has been acquired as part of the Currency Select acquisition of 2015/16, with a fair value of EUR17.9m and which is being amortised over a 5-year period.

5 Exceptional items

NOTE 10 — EXCEPTIONAL ITEMS

Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analysed as follows:

(€ thousands)	Restated
Exceptional items	2019/20	2018/19	2017/18
Business restructuring expenses	(2,180)	(4,361)	(2,621)
Corporate restructuring expenses	(10,303)	(1,273)	(7,096)
Monitoring fee	(709)	(776)	(1,003)
Impairment	(1,023)	—	(2,019)
Net sales of assets gain/(loss)	(91)	(1,716)	(28)
Share based payments	(3,288)	(722)	(673)
Other exceptional items	1,636	(1,005)	(11,000)

Total	(15,958)	(9,853)	(24,440)

Business restructuring expenses

Business restructuring expenses correspond to expenses related to replacement of management positions and costs associated with replacing roles, changing of facilities or discontinued operations.

Corporate restructuring expenses

Corporate restructuring expenses correspond to legal, consultancy and advisory expenses associated with preparing the Group for an exit by the shareholders of the Group which is currently underway.

Monitoring fee

Monitoring fee corresponds to fees charged by the ultimate owners of the Group, funds advised by Silver Lake and Partners Group, for services rendered by Silver Lake and Partners Group to Global Blue. They cover activities such as advising the Group on various topics, including strategy, business plan, budget and capital markets activities; the retention and supervision of independent auditors; and the work performed by third parties, including legal counsel, investment bankers, or other financial advisors or consultants. The monitoring fees were waived from 01 January 2020, meaning that there shall be no further monitoring fee payments after the financial year ended 31 March 2020.

Impairment

Impairment expenses relate primarily to impairment of capitalized software.

Share-based payments

Change in fair value of the liability for share-based payments is recognized according to IFRS 2. The share-based compensation plan was implemented as part of the 2012 acquisition of the Group by funds advised by Silver Lake and Partners Group.

Other exceptional items

The 2019/20 other exceptional item mainly represents the derecognition of the earn-out included in the Refund Suisse acquisition in September 2018.

The 2018/19 other exceptional item represents expenses related to the closure of the Company’s TFSS operations in Malaysia.

The 2017/18 other exceptional item relates mainly to the cost related to the VAT audit in France.

The French tax authorities opened a tax audit in October 2016 regarding Global Blue France SAS (“Global Blue France”) for the financial years ended 31 March 2014, 2015 and 2016 with respect to all taxes. The tax audit is focused on Global Blue’s VAT refund business, operating transfer pricing policy, IT systems and interest rates on cash pool balances. In December 2018, the French tax authorities issued a notice of assessment to Global Blue France for the financial year ended 31 March 2014 related to VAT findings for an amount of EUR6.4m. The VAT findings relate to certain missing information on tax free forms which are mandatory according to VAT refund regulation in France. As a consequence, the VAT exemption claimed by Global Blue France in relation to these forms was denied by the French Tax Authorities. Global Blue France is waiting for the collection notice from the French tax authorities. An accrued liability of EUR10.0m to cover these amounts was booked in Global Blue’s accounts as of 31 March 2018. This accrued liability was reduced to EUR6.4m as of 31 March 2019 due to a payment of EUR1.8m to the French tax authorities and a change in management’s estimate of Global Blue’s exposure. The accrued liability is unchanged at EUR6.4m as of 31 March 2020. Separately, the tax audit in respect of the transfer pricing policy for financial years ended 31 March 2014, 2015 and 2016 is ongoing. At this stage, the Company has not deemed it necessary to book a provision for the tax audit in respect of the transfer pricing policy.

Tax effect

Management tracks the tax effects of these exceptional items, alongside exceptional tax items that are further disclosed in Note 12.